News for Immediate Release

Electrovaya to Participate at the upcoming Barclays Global Automotive and Mobility Tech Conference

Toronto, Ontario - November 14, 2022 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF), a leading lithium-ion battery technology and manufacturing company, will be participating at the Barclays Global Automotive and Mobility Tech Conference for a fireside chat on Wednesday, November 30, 2022 at 12:00pm ET

The conference will feature automakers and suppliers, as well as other companies at the forefront of the revolution in mobility. The agenda will include a mix of company presentations and fireside chats followed by Q&A. Additionally, most participating companies will hold private one-on-one and group meetings with investors.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Company's Infinity line of batteries is focused on commercial vehicles and its Solid State Technology under Development is focused on passenger vehicles. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.